UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35069 / December 19, 2023

In the Matter of

OXFORD PARK INCOME FUND, INC.
OXFORD PARK MANAGEMENT, LLC
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(812-15467)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Oxford Park Income Fund, Inc. and Oxford Park Management, LLC filed an application on May
16, 2023, and amendments to the application on June 14, 2023 and October 4, 2023, requesting
an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the
Act granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the
Act and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based distribution
and/or service fees, and early withdrawal charges.

On November 21, 2023, a notice of the filing of the application was issued (Investment
Company Act Release No. 35052). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Oxford Park Income Fund, Inc. and Oxford Park Management, LLC (File No. 812-15467),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.